13 July 2004

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Directorate Change

Reed Elsevier Group plc today announced the appointment of Erik Engstrom as chief executive officer of Elsevier, its global scientific and medical publishing division.

Mr Engstrom will join the company in August 2004 and will be based in Amsterdam.  He will be a main board director of Reed Elsevier Group plc reporting to Sir Crispin Davis, Reed Elsevier's chief executive officer.

Mr Engstrom (41), who is Swedish, has been based in the US for the past 18 years.  He joins Reed Elsevier from General Atlantic Partners, a private equity firm, where he was a general partner leading their media and consumer investment sector since 2001.  Prior to that, Mr Engstrom had extensive experience in the publishing sector as president and chief operating officer of Random House Inc, the leading global consumer books publishing business of Bertelsmann. He was also president and chief executive officer of Bantam Doubleday Dell before its merger with Random House.  Mr Engstrom began his business career as a consultant with McKinsey after gaining his MBA from Harvard Business School where he was a Fulbright Scholar.

Commenting on the announcement, Sir Crispin Davis said: “I am delighted to welcome Erik to Reed Elsevier.  He is an exceptionally talented executive with a consistent track record of success, wide international experience, and extensive publishing expertise.  He will bring strong leadership to the Elsevier business”.

On joining Reed Elsevier, Mr. Engstrom will be appointed to the Boards of Reed Elsevier PLC and Reed Elsevier Group plc and will be put forward for election to the Executive Board of Reed Elsevier NV at the annual general meeting of that company in 2005.

Mr Engstrom has no details to disclose under paragraph 6.F (b) to (g) of the UK Listing Rules.